Exhibit 99.4

Geac Computer Corporation Limited

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form (“VIF”) - Annual Meeting to be held on September 13, 2005

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.       We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.       We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.       Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee in the space provided (see reverse).

4.       This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.       If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.       When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended by management in the Management Information Circular for the meeting.

7.       This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.       Should you wish to attend the meeting and vote in person, please write your name in the place provided for that purpose in this VIF and we will send to you a form of legal proxy which will grant you the right to attend the meeting and vote in person. If you require assistance in that regard, please contact the Registered Representative who services your account.

9.       Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

10.     By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

11.     If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

12.     This VIF should be read in conjunction with the accompanying Management Information Circular.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS ADAY 7 DAYS AWEEK!

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined below to vote this VIF. Have this VIF in hand if you call.

	To Vote Using the Telephone (Only Available Within Canada and U.S.)		To Vote Using the Internet

•	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call	•	Go to the following web site:

•	Voting Instructions must be received by 10:00 am, Eastern Time, September 9, 2005.	•	Voting Instructions must be received by 10:00 am, Eastern Time, September 9, 2005.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

If voting by mail, VIFs should be received by 10:00 am, Eastern Time, on September 9, 2005. Please refer to the Management

Information Circular for further information.

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Appointment of Proxyholder

I/We being holder(s) of Geac Computer Corporation Limited hereby appoint: Charles S. Jones, President, Chief Executive Officer and Director of the Corporation or, failing him, C. Kent Jespersen, Chairman and Director of the Corporation

	OR	Print the name of the person you are appointing if this person is someone other than Messrs. Jones or Jespersen

1. Appointment of Auditors

Reappointment of PricewaterhouseCoopers LLP as auditors to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the auditors’ remuneration (or, if not specified, VOTE FOR)

	For	☐	Withhold	☐

2. Election of directors of the Corporation of the persons nominated by Management of the Corporation and referred to in the Management Proxy Circular: (or, if not specified, VOTE FOR all nominees)

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VOTE FOR all nominees		☐
OR

WITHHOLD FROM VOTING FOR all nominees		☐

OR

VOTE FOR all nominees except for those nominees from whom vote to be withheld as indicated below		☐

Withhold From Voting		Withhold From Voting		Withhold From Voting
01. Thomas I.A. Allen, Q.C. ☐	04. Charles S. Jones	☐	07. William G. Nelson	☐

02. David Friend ☐	05. Pierre MacDonald	☐	08. Robert L. Sillcox	☐

03. C. Kent Jespersen ☐	06. Michael D. Marvin	☐

and in his discretion to vote on amendments to matters identified in the Notice of Meeting or such other matters which may properly come before the Meeting or any adjournment thereof.				Fold

Signature(s)/Authorized Officer(s) - Sign Here - This section must be completed for your instructions to be executed.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

Financial Statements Request	Interim Financial Reports			Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	☐	Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist	☐	Mark this box if you would like to receive the Annual Report by mail. You may also register online to receive annual reports at www.computershare.com/ca/mailinglist

If you do not mark the box, or do not return this VIF or register online, then it will be assumed you do NOT want to receive financial statements.

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